UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29452

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Abraham Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 47th Street Ct NW
(No. and Street)

Gig Harbor	WA	98335
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kye Abraham (253) 851-7486
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1221 W Mineral Ave, Ste 202	Littleton	CO	80120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kye Abraham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Abraham Securities Corporation, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NANETTE K. ABRAHAM
COMMISSION EXPIRES
NOTARY
PUBLIC
02-14-20
STATE OF WASHINGTON

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABRAHAM & CO., INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2019

C O N T E N T S











Haynie & Company
Certified Public Accountants
& Management Consultants

1221 W. Mineral Avenue, Suite 202
Littleton, CO 80120

303-734-4800
303-795-3356
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of the Firm
Abraham & Co., Inc.
Gig Harbor, Washington

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of Abraham & Co., Inc. and Subsidiary as of December 31, 2019, the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Abraham & Co., Inc. and Subsidiary as of December 31, 2019, and the results of its consolidated operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of Abraham & Co., Inc. and Subsidiary's management. Our responsibility is to express an opinion on Abraham & Co., Inc. and Subsidiary's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abraham & Co., Inc. and Subsidiary in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Abraham & Co., Inc. and Subsidiary's financial statements. The supplemental information is the responsibility of Abraham & Co., Inc. and Subsidiary's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company

We have served as Abraham & Co., Inc. and Subsidiary's auditor since 2015.
Littleton, Colorado
February 25, 2020

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Financial Condition

		December 31, 2019
ASSETS		
CURRENT ASSETS		
Cash	$	35,640
Cash deposit with clearing organization		10,741
Due from affiliate and related party		17,195
Commissions receivable		1,581
Marketable securities at fair value		68
Investment in affiliate company at fair value		18,197
Total Current Assets		83,422
Equipment, trademark and software at cost, net of accumulated depreciation of $12,285		2,431
Total Assets	$	85,853
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable, accrued expenses, and other liabilities	$	35,564
Total Current Liabilities		35,564
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value, authorized 20,000 shares, issued 12,800 shares		12,800
Additional paid-in capital		243,413
Accumulated deficit		(205,924)
Total Stockholder's Equity		50,289
TOTAL CURRENT LIABILITIES AND STOCKHOLDER'S EQUITY	$	85,853

The accompanying notes are an integral part of these consolidated financial statements.

5

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Operations

	For the Year Ended December 31, 2019
REVENUES	
Commissions	$ 73,173
Interest income	89
Administrative fees charged to related parties	18,000
Total Revenue	91,262
OPERATING EXPENSES	
General and administrative expense	56,811
Contract services	2,250
Compensation expense	30,142
Depreciation	1,297
Unrealized loss on marketable securities	12
Unrealized loss on marketable securities on investment in affiliate company	15,597
Total Operating Expenses	106,109
LOSS BEFORE OTHER EXPENSES AND INCOME TAX EXPENSE	(14,847)
OTHER INCOME (EXPENSE)	
Gain on failed sale of subsidiary	10,000
Interest expense	(980)
Total Other Income (Expense)	9,020
LOSS BEFORE INCOME TAXES	(5,827)
INCOME TAX EXPENSE	-
NET LOSS	$ (5,827)
BASIC AND DILUTED LOSS PER SHARE	$ (0.46)
WEIGHTED AVERAGE SHARES OUTSTANDING	12,800

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

| | Common Stock | | Additional Paid-in | Accumulated | Total Stockholder's |
	Shares	Amount	Capital	Deficit	Equity
Balance at December 31, 2018	12,800	$ 12,800	$ 241,243	$ (200,097)	$ 53,946
Contribution of expenses paid on behalf of the Company, related party	-	-	2,170	-	2,170
Net loss for year ended December 31, 2019	-	-	-	(5,827)	(5,827)
Balance at December 31, 2019	12,800	$ 12,800	$ 243,413	$ (205,924)	$ 50,289

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Consolidated Statement of Cash Flows

	For the Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (5,827)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Depreciation expense	1,297
Unrealized loss on investment in affiliate company	15,597
Unrealized loss on marketable securities	12
Changes in operating assets and liabilities:	
Increase in clearing deposit	(83)
Increase in commissions receivable	(1,581)
Decrease in prepaid expenses and other current assets	1,166
Decrease in due from affiliate and related party	(10,500)
Increase in accounts payable and accrued expenses	33,650
Net Cash Provided by Operating Activities	33,731
NET INCREASE IN CASH	33,731
CASH, BEGINNING OF YEAR	1,909
CASH, END OF YEAR	$ 35,640
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
CASH PAID FOR:	
Interest	$ 980
Income taxes	$ -
NON-CASH FINANCING ACTIVITY:	
Contribution of accounts payable paid on behalf of the Company to capital	$ 2,170

The accompanying notes are an integral part of these consolidated financial statements.

ABRAHAM & CO., INC. AND SUBSIDIARY
Notes to Consolidated Financial Statements
December 31, 2019

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The consolidated financial statements presented are those of Abraham & Co., Inc., a Washington corporation, and its wholly owned subsidiary Abraham Securities Corporation, a Washington corporation, (the "Company").

Abraham & Co., Inc. is registered with the Securities and Exchange Commission as a broker/dealer under the Securities Exchange Act of 1934 and with the State of Washington as a Registered Investment Advisor. The Company engages almost exclusively in fee-based investment advisory to the Company's retail clientele and to a much lesser degree, the general retail securities business. It also provides management and administrative services to a related entity. The Company's source of customers is through its sole employee who is also the Company's sole stockholder. The Company has one office located in Gig Harbor, Washington.

All securities transactions, with the exception of concessions transactions (private placements) are cleared through another broker/dealer on a fully disclosed basis. The Company does not receive or hold funds of private placement subscribers or securities of issuers, and does not hold client/customer funds or securities.

Revenue Recognition

The Company generates revenue mainly from commissions generated from advisory fees for client sales and purchases of various financial instruments, net of clearing fees, and are reflected in these financial statements on a trade date basis.

The Company records revenue in accordance with Financial Accounting Standards Board Accounting Series Update No. 2014-09, *Revenue from Contracts with Customers: Topic 606* ("ASU 2014-09"), to supersede nearly all existing revenue recognition guidance, requiring an entity to recognize revenue to reflect the transfer of a promised good or service to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for that good or service. The guidance was effective for the Company January 1, 2019, when the Company adopted ASU 2014-09 using the cumulative effect approach, with no material impact on the Company's measurement or recognition of revenue.

Securities Transactions

The Company has classified all marketable securities as trading. As such, all securities are carried at fair market value. Gains or losses are determined using a first-in-first-out valuation methodology.

During the year ended December 31, 2019, the Company recorded an unrealized loss of $12 on its marketable securities and an unrealized loss of $15,597 on its investment in an affiliate company.

Fair Value Financial Instruments

Accounting Series Codification 820, *Fair Value Measurements* (ASC 820) and ASC 825, *Financial Instruments* (ASC 825)*,* requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company's financial instruments consist principally of cash, short-term receivables, marketable securities, accounts payable and accrued liabilities. Pursuant to ASC 820 and 825, the fair value of cash and trading marketable securities are determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

The following table sets forth by level with the fair value hierarchy the Company's financial assets and liabilities measured at fair value on December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets				
Marketable Securities	$ 68	$ -	$ -	$ 68
Investment in affiliate company	$ 18,197	$ -	$ -	$ 18,197

Recently Issued Accounting Pronouncements

The Company does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on our accompanying financial statements.

Federal Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The provision (benefit) for income taxes for the year ended December 31, 2019 consists of the following:

Federal:	
Current	$ -
Deferred	-
	$ -

The net deferred tax assets consists of the following components at December 31, 2019:

Net operating loss carryforward	$ 1,777
Depreciation	184
Valuation allowance	(1,961)
Net deferred tax asset	$ -

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rates of 21% to pretax income from continuing operations for the year ended December 31, 2019 due to the following:

Book income	(1,224)
Unrealized loss on marketable securities	3,278
Depreciation	184
Meals and entertainment	3
Utilization of net operating loss	(2,241)
Provision for federal income tax	$ -

Cash and Cash Equivalents

The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of between three and seven years.

Receivable from Clearing Organization, Net

Amounts receivable from the Company's clearing organization consist of the net amounts receivable for commissions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - BASIC INCOME PER SHARE

Basic income per share of common stock was computed by dividing the net income by the weighted average number of common shares outstanding for the year. Diluted income per share is not presented because the Company has not issued any potentially dilutive common shares. The weighted average number of common shares outstanding for the year ended December 31, 2019, was 12,800.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $13,378 which was $8,378 in excess of its required net capital of $5,000.

NOTE 4 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(i) by sending all funds and securities to the correspondent broker/dealer who carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 5 - RELATED PARTY TRANSACTIONS

The sole shareholder of the Company has a controlling interest in, and is president of, another corporation. During the year ended December 31, 2019, the Company earned $18,000 in administrative fees for services provided to this affiliated corporation. The Company has a receivable of $17,195 from the affiliated corporation as of December 31, 2019.

During May 2019, the sole shareholder of the Company was assigned the Company's prior year federal tax liability in the amount of $2,170 and agreed to contribute the assignment to capital.

NOTE 6 - FAILED SALE OF SUBSIDIARY

During April 2019, the Company formed a wholly owned subsidiary, Abraham Securities Corporation ("ASC"), for the purpose of separating the Company's broker-dealer operations and its licenses with FINRA from the Company's Registered Investment Adviser (RIA) and its investment advisory business.

During May 2019, the Company entered into a Stock Purchase Agreement ("SPA") to sell ASC to a third party. The SPA called for the payment of $100,000, including a $20,000 non-refundable deposit, with the remainder due upon closing of the SPA. However, as a result of a failed application to transfer ASC and its licenses to the new owner, the SPA was rescinded and the Company kept the $20,000 non-refundable security deposit. During the year ended December 31, 2019, the Company recognized a net gain on failed sale of subsidiary of $10,000, which includes the $20,000 non-refundable, less a 10% commission on the total value of the sale as a finders fee.

NOTE 7 - SUBSEQUENT EVENTS

On February 11, 2020, the Company entered into another agreement to sell ASC to a new buyer for $115,000. The agreement calls for the Company to receive a $25,000 non-refundable deposit and the balance in payments based on certain events over the next year. The agreement and sale of ASC is subject to approval by FINRA.

Management performed an evaluation of Company activity through February 25, 2020 and has concluded that there are no further events requiring disclosure through the date these financial statements are issued.

ABRAHAM & CO., INC. AND SUBSIDIARY
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
December 31, 2019

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule I
Computation under Rule 15c3-3 of the
Securities and Exchange Commission

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$	50,289
Non-allowable assets:,		
Fixed assets net of accumulated depreciation		(2,431)
Prepaid assets		-
Due from affiliate		(17,195)
Unmarketable securities		(12,934)
Other deductions pursuant to subparagraph (c)(2)(i) of Rule 15c3-1		(4,351)
Net Capital	$	13,378

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule II
Computations of Aggregate Indebtedness

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 35,564
Aggregate Indebtedness	$ 35,564
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 2,372
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 8,378
Ratio: Aggregate indebtedness to net capital	265.84
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part II FOCUS report	$ 13,378
Net Capital Per Above	$ 13,378

ABRAHAM & CO., INC. AND SUBSIDIARY
Schedule III
Exemptive Provision Under Rule 15c3-3
For the Year Ended December 31, 2019

If an Exemption from Rule 15c3-3 is claimed, identify below the Section upon which such exemption is based (check only one):

    A. $2,500 Capital Category, As per rule 15c3-1   _____

    B. Special Account for the exclusive benefit of Customer's maintained   _____

    C. All customer transactions cleared through another Broker-Dealer on a fully disclosed basis. Name of Clearing Firm Hilltop Securities, Inc.   X

    D. Exempted by order of the Commission   _____



1221 W. Mineral Avenue, Suite 202
Littleton, CO 80120

 303-734-4800

 303-795-3356

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review

To the Members of the Firm
of Abraham & Co., Inc, and Subsidiary

We have reviewed management's statements, included in the accompanying Schedule III, in which (1) Abraham & Co., Inc., and Subsidiary identified the following provisions of 17 C.F.R. §15c3-3(k) under which Abraham & Co., Inc, and Subsidary claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Abraham & Co., Inc, and Subsidiary stated that Abraham & Co., Inc, and Subsidiary met the identified exemption provisions throughout the most recent fiscal year without exception. Abraham & Co., Inc., and Subsidiary's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Abraham & Co., Inc., and Subsidiary's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Littleton, Colorado
February 25, 2020



